June 14, 2019

William L. Horton, Jr.
General Counsel and Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

       Re: Verizon Communications Inc.
           Registration Statement on Form S-4
           Filed on June 11, 2019
           File no. 333-232064

Dear Mr. Horton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications